Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
December 1, 2011
Attn: Mr. Kevin Dougherty
Dear Mr. Dougherty:
     Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the “Securities Act”), we hereby withdraw the Registration Statement, on Form S-1, of WPX Energy, Inc. (Registration No. 333-173808), effective as of the date hereof or as soon thereafter as practicable.
     Please be advised that the grounds on which this application for withdrawal is being made are due to the decision by the Company’s sole stockholder to proceed with a spin-off of the Company’s shares.
     Please also be advised that no securities were sold in connection with the offering relating to such Registration Statement, and that we may undertake a subsequent private offering of securities in reliance upon Rule 155(c) of the Securities Act.
     Please call the undersigned at (918) 573-2000 or Richard M. Russo at Gibson, Dunn & Crutcher LLP (303) 298-5700 with any questions you may have.
Very truly yours,
WPX ENERGY, INC.

/s/ James J. Bender
By:	James J. Bender
Title:	General Counsel and Corporate Secretary